EXHIBIT (m)(6)

NEUBERGER BERMAN EQUITY FUNDS
CLASS M
PLAN PURSUANT TO RULE 12b-1

WHEREAS,  Neuberger Berman Equity Funds (“Trust”) is an open-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”), and offers for public sale shares of beneficial interest in several series (each series a “Fund”);

WHEREAS,  the shares of beneficial interest of each Fund are divided into several classes, one of which is designated Class M;

WHEREAS,  the Trust desires to adopt a plan pursuant to Rule 12b-1 under the 1940 Act for Class M, and the Board of Trustees has determined that there is a reasonable likelihood that adoption of said plan will benefit Class M and its shareholders; and

WHEREAS, the Trust has employed Neuberger Berman BD LLC (the “Distributor”) as principal underwriter of the shares of each class of the Trust;

NOW, THEREFORE,  the Trust, with respect to Class M, hereby adopts this Plan Pursuant to Rule 12b-1 (“Plan”) in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

        1.     This Plan applies to the Funds listed on Schedule A.

        2.     This Plan, when effective in accordance with its terms, shall be the written plan contemplated by Rule 12b-l under the 1940 Act of shares of the Fund, a series of the Trust.

        3.      The Trust has entered into a Distribution Agreement with respect to the Fund with the Distributor, under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers for the Fund’s shares. Under the agreement, the Distributor pays the expenses of printing and distributing any prospectuses, reports and other literature used by the Distributor, advertising, and other promotional activities, all in connection with the offering of shares of the Fund for sale. It is understood that the Distributor may reimburse itself for these expenses from any source available to it, including any administration fees paid to it or its affiliate by the Fund.

        4.      No Fund will make separate payments as a result of this Plan to the Distributor, or any other party, it being recognized that the Fund presently pays, and will continue to pay, an administration fee to an affiliate of the Distributor. To the extent that any payments made by the Fund to the Distributor or its affiliate, including payment of administration fees, should be deemed to be indirect financing of any activity primarily intended to result in the sale of shares of the Fund within the context of Rule 12b-l under the 1940 Act, then such payments shall be deemed to be authorized by this Plan.

        5.      This Plan shall become effective with respect to the Fund upon commencement of operations of the Fund and shall continue in effect for successive periods of one year from its execution for so long as such continuance is specifically approved with respect to such Fund at least annually together with any related agreements by votes of a majority of both (a) the Board of Trustees of the Trust and (b) those Trustees who are not “interested persons” of the Trust, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of this Plan or any agreements  related to it (the “Rule 12b-1 Trustees”), cast in person at a meeting or meetings called for the  purpose of voting on this Plan and such related agreements; and only if the Trustees who approve the implementation or continuation of the Plan have reached the conclusion required by Rule 12b-1(e) under the 1940 Act.

        6.      This Plan may be terminated with respect to the Fund at any time by vote of a majority of the Rule 12b-1 Trustees or by vote of a majority of the outstanding voting securities of the Class M of the Fund.

        7.      During the existence of this Plan, the Fund shall require the Distributor to provide the Fund, for review by the Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amount expended in connection with financing any activities primarily intended to result in the sale of shares of the Fund (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.

        8.      This Plan does not require the Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of shares of the Fund.

        9.     Consistent with the limitations of liability as set forth in the Trust’s Trust Instrument, any obligations assumed by the Fund pursuant to this Plan and any agreements related to this Plan shall be limited in all cases to the Fund and its assets, and shall not constitute obligations of any other series of shares of the Trust, of the shareholders, or of the Trustees.

        10.     While this Plan is in effect, the selection and nomination of Trustees who are not interested persons of the Trust, as defined in the 1940 Act, shall be committed to the discretion of Trustees who are themselves not interested persons.

        11.     The Trust shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of expiration of the Plan or agreement, as the case may be, the first two years in an easily accessible place; and shall preserve copies of each report made pursuant to Paragraph 8 hereof for a period of not less than six years from the date of such report, the first two years in an easily accessible place.

 IN WITNESS WHEREOF, the Trust has executed this Plan Pursuant to Rule 12b-1 as of the day and year set forth below.

Date: June 18, 2026	NEUBERGER BERMAN EQUITY FUNDS

By: /s/ Joseph V. Amato Name: Joseph V. Amato Title: President and Chief Executive Officer

Agreed and assented to:
NEUBERGER BERMAN BD LLC

By: /s/ Brian Kerrane
Name: Brian Kerrane
Title: Managing Director

NEUBERGER BERMAN EQUITY FUNDS
CLASS M
PLAN PURSUANT TO RULE 12b-1
SCHEDULE A

Class M of the following series of Neuberger Berman Equity Funds is subject to this Plan Pursuant to 12b-1:

Series	Date Made a Party to the Plan
Custom Global Equity Allocation Fund	June 18, 2026

Date: June 20, 2026